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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51075

Global Water Asset Corporation
(Exact name of registrant as specified in its charter)

1170 Place du Frere-Andre, Second Floor
Montreal, Quebec, H3B 3C6, Canada
(514) 518-0614
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value
(Title of each class of securities covered by this Form)

__________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒ Rule 12g-4(a)(1)
☐ Rule 12g-4(a)(2)
☐ Rule 12h-3(b)(1)(i)
☐ Rule 12h-3(b)(1)(ii)
☐ Rule 15d-6

Approximate  number of holders of record as of the certification or notice date: 184

 Pursuant to the requirements of the Securities Exchange Act of 1934, Global Water Asset Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 14, 2012	By:	/s/ Michel Pelletier Michel Pelletier President